April 20, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Dean L. Cash
ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

Re: 	ATEL Capital Equipment Fund XI, LLC
Sales Materials filed March 25, 2005
Form 10-KSB filed March 30, 2005
File No. 333-120276

Dear Mr. Cash:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SALES MATERIALS FILED MARCH 25, 2005

1. We reissue prior comment 5 as it applies to your Tri-Fold
Brochure
and Sales Brochure.

2. On page 29 of The Power of Diversification, please include the balancing risk factor about return of capital.
FORM 10-KSB FILED MARCH 30, 2005

Item 8A. Controls and Procedures

3. In future filings, please update your rule references to refer to
Rules 13a-15(e) and 15d-15(e). In addition, please disclose in future filings the conclusions made by your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-KSB. See Item 307 of Regulation S-B.

4. In future filings, please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-B.

*	*	*	*

      Please respond to these comments by amending your sales materials and complying in future periodic reports. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your sales materials. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and revised sales materials.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Mark Webb, Legal Branch Chief, at (202) 942-1874 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Dean L. Cash
April 20, 2005
Page 1 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE